                                                                      EXHIBIT 11

                      IN THE UNITED STATES DISTRICT COURT

                          FOR THE DISTRICT OF DELAWARE



FMC CORPORATION and MII                    :
ACQUISITION CORP.,                         :
                                           :
                          Plaintiffs,      :
                                           :       C.A. NO. 95-285 ( ____ )
                                           :
                 v.                        :
                                           :
MOORCO INTERNATIONAL INC.,                 :
                                           :
                          Defendant.       :



                               AMENDED COMPLAINT


                 Plaintiffs FMC Corporation and MII Acquisition Corp. (collectively "FMC"), by their undersigned attorneys, for their Amended Complaint herein allege upon knowledge as to themselves and their own actions and upon information and belief as to all other matters, as follows:

                             JURISDICTION AND VENUE


                 1. Subject matter jurisdiction is conferred upon this Court pursuant to section 14(e) of the Securities Exchange Act of 1934 (the "1934 Act") and by the Declaratory Judgments Act, 28 U.S.C. Sections
2201 and 2202. Jurisdiction and venue are predicated on 15 U.S.C. Section 78aa, in that acts and transactions at issue in this litigation are occurring in this District and are being carried out through the instrumentalities of interstate commerce, including the United States mail and wires.

Defendant Moorco International Inc. ("Moorco") is found in this District.

                                  THE PARTIES


                 2. Plaintiff FMC Corporation is a corporation organized and existing under the laws of the State of Delaware with its principal place of business at 200 E. Randolph Drive, Chicago, Illinois 60601. FMC Corporation is one of the world's leading producers of chemicals and machinery for industry, government and agriculture with annual sales of $4 billion in 1994 and net income of $173.4 million in 1994.

                 3. Plaintiff MII Acquisition Corp. is a corporation organized and existing under the laws of the State of Delaware with its principal place of business at 200 E. Randolph Drive, Chicago, Illinois 60601. MII Acquisition Corp. is a newly formed, wholly-owned subsidiary of FMC Corporation.

                 4. Defendant Moorco is a corporation organized and existing under the laws of the State of Delaware with its principal place of business located at 2800 Post Oak Blvd., Houston, Texas 77056. Moorco is a supplier of fluid measurement and pressure control products for the petroleum, industrial process, and electric power generation industries. Moorco's stock is listed and actively traded on the New York Stock Exchange.

                             SUMMARY OF THE ACTION


                 5. By this action, FMC seeks a declaratory judgment that its 14D-1 dated May 5, 1995, a copy of which is annexed hereto as Exhibit A (the "FMC Schedule 14D-1"), does not violate section 14(e) of the 1934 Act, 15 U.S.C. Section 78n(e) and the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

                                   THE FACTS


                 6. On April 3, 1995 FMC communicated to Moorco a proposal to acquire Moorco for approximately $223 million in a negotiated merger transaction that would provide Moorco's shareholders with $20 per share, in cash, for all the outstanding common stock of Moorco (the "FMC Proposal" or the "Proposal").

                 7. On May 5, 1995, FMC commenced a tender offer for all the outstanding common stock of Moorco at $20 per share in cash (the "Tender Offer"). The Tender Offer is scheduled to close on Friday, June 2, 1995.

                 8. On May 5, 1995, FMC filed a complaint against Moorco and its directors in the Delaware Court of Chancery, captioned FMC Corporation
v. Moorco Int'l Inc., Del. Ch., C.A. No. 14285. The complaint seeks preliminary and permanent injunctive and declarative relief based on the Moorco defendants' breaches of fiduciary duties relating to the FMC Proposal and Tender Offer.

                 9. Later that same day, Moorco filed suit against FMC in Texas state court, captioned Moorco International Inc. v. FMC Corporation, District Court of Nueces County, C.A. No. 95-2595-F (the "Texas Action") (a copy of the complaint in the Texas Action ("Moorco-Tex Compl.") is attached as Exhibit B hereto).

                 10. In the Texas Action, Moorco alleges, inter alia: (a) that FMC wrongfully gained access to confidential information about Moorco's current business, finances, marketing, and product development (Moorco-Tex Compl. Paragraph 17); (b) that, in a letter dated April 3, 1994 that is part of the FMC Schedule 14D-1, FMC falsely claimed that its decision to purchase Moorco was "[b]ased upon study and analysis of publicly available information," and that FMC subsequently released its April 3 letter to the public (Moorco-Tex Compl. Paragraph 18); (c) that FMC has committed fraud by allegedly misrepresenting that its proposal is based on publicly available information, thereby disadvantaging Moorco's shareholders' ability to evaluate the FMC Proposal (Moorco-Tex Compl. Paragraph 21); and (d) that such alleged confidential information must be disclosed in the FMC
Schedule 14D-1 (Moorco-Tex Compl. Paragraph 30).

                 11. Contrary to Moorco's claim, FMC neither possesses nor used in connection with the FMC Proposal or the Tender Offer non-public, material information about Moorco.

The FMC Schedule 14D-1 is not misleading, and FMC need not disclose any information in that Schedule not already disclosed.

                 12. There is, accordingly, a substantial and continuing justiciable controversy between FMC and Moorco as to the truthfulness and completeness of the FMC Schedule 14D-1.

                                CLAIM FOR RELIEF


                 13. FMC incorporates the allegations of foregoing paragraphs in this claim for relief.

                 14. FMC believes and alleges that statements made in its 14D-1 do no violate the 1934 Act, including section 14(e), and that the
Schedule 14D-1 is complete in every material respect.

                 15. Because Moorco has alleged that FMC has used material, nonpublic information to formulate and make a hostile bid to acquire Moorco, and that such alleged information must be disclosed by FMC, an actual and justiciable controversy exists between the parties as to the information disclosed in the FMC Schedule 14D-1.

                 16. Pursuant to 228 U.S.C. Sections 2201-02, FMC seeks declaratory judgment that FMC's 14D-1 does not violate the 1934 Act, including section 14(e).

                 WHEREFORE, plaintiff seeks the following judgment and declarative and injunctive relief:

                          (a)     A declaration that the FMC Schedule 14D-1
does not violate section 14(e) of the 1934 Act;

                          (b)     An order preliminarily and permanently
enjoining the defendants from bringing suit or litigation in any other forum based on or relating to the facts alleged in this Complaint;

                          (c)     An award to FMC of the costs and
disbursements of this action, including reasonable attorneys' and experts' fees; and

                          (d)     Granting such other and further relief as
this Court may deem just and proper.

                                   YOUNG, CONAWAY, STARGATT & TAYLOR



                                   /s/
                                   ----------------------------------
                                   Bruce M. Stargatt #516
                                   David C. McBride #408
                                   Josy W. Ingersoll #1088
                                   Jan R. Jurden #2658
                                   Martin S. Lessner #3109
                                   11th Floor, Rodney Square North
                                   P.O. Box 391
                                   Wilmington, Delaware  19899-0391
                                   (302) 571-6639
                                   Attorneys for Plaintiffs


OF COUNSEL:

Donald G. Kempf, Jr.
Robert J. Kopecky
Jean Reed Haynes
KIRKLAND & ELLIS
Citicorp Center
153 East 53rd St.
New York, NY  10022
(212) 446-4800

Dated:  May 11, 1995